United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(RULE 13E-100)

Rule 13e-3 Transaction Statement

Under Section 13(E) of the Securities Exchange Act of 1934

PENN NATIONAL GAMING, INC.

(Name of the Issuer)

Penn National Gaming, Inc.

FIG LLC

Centerbridge GP Investors, L.L.C.

PNG Acquisition Company Inc.

PNG Merger Sub Inc.

Peter M. Carlino

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

707569109

(CUSIP Number of Class of Securities)

Jordan B. Savitch, Esq.

Sr. Vice President and General Counsel

Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

(610) 373-2400

Copies to:

DANIEL A. NEFF, ESQ. DAVID C. KARP, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	THOMAS M. CERABINO, ESQ. ADAM M. TURTELTAUB, ESQ. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	BARRY M. ABELSON, ESQ. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, Pennsylvania 19103 (212) 808-2700

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$6,093,097,163	$187,058

* For purposes of calculating the amount of the filing fee only. The filing fee was based upon the sum of (a) 86,074,187 shares of Company common stock (including shares of restricted Company common stock) multiplied by the merger consideration of $67.00 per share, plus (b) 8,056,488 options of company common stock multiplied by $40.48 (which is the difference between $67.00 and the weighted average exercise price of $26.52 per share), the amount expected to be paid upon cancellation of outstanding options. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0000307 by the sum of the preceding sentence.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$187,058

Form or Registration No.:	Schedule 14A—Preliminary Proxy Statement

Filing Parties:	Penn National Gaming, Inc.

Date Filed:	August 21, 2007

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Penn National Gaming, Inc. (the “Company”), FIG LLC (“Fortress”), Centerbridge GP Investors, L.L.C. (“Centerbridge”), PNG Acquisition Company Inc. (“Parent”), PNG Merger Sub Inc. (“Merger Sub”) and Peter M. Carlino (together with Fortress, Centerbridge, Parent and Merger Sub, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated June 15, 2007, by and among the Company, Parent and Merger Sub.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of a majority of the votes cast by the holders of shares of Company common stock present in person or by proxy at the special meeting who are entitled to vote (assuming a quorum is present).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Parties or by an affiliate of a Filing Party that the Company is “controlled” by any Filing Party or that any Filing Party is an affiliate of the Company within the meaning of Rule 13(e)-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER AGREEMENT—Penn National Gaming, Inc.” is incorporated herein by reference.

(b)-(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICES OF THE COMPANY COMMON STOCK”

“THE SPECIAL MEETING—Record Date, Quorum and Voting Power”

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER AGREEMENT” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Required Vote; Voting Procedures”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Mr. Carlino”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Fortress/Centerbridge”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

(d) The information set forth in the Proxy Statement under the caption “NO RIGHTS OF APPRAISAL OR DISSENTERS’ RIGHTS” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS” is incorporated herein by reference.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger by and among the Company, Parent and Merger Sub

(c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE PARTIES TO THE MERGER AGREEMENT—Penn National Gaming, Inc.”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE MERGER AGREEMENT”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Restricted Shares, Stock Options and Other Stock-Based Awards”

“THE MERGER AGREEMENT—Procedure for Receiving Merger Consideration”

ANNEX A—Agreement and Plan of Merger by and among the Company, Parent and Merger Sub

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Financing by Parent of Merger and Related Transactions”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger by and among the Company, Parent and Merger Sub

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Mr. Carlino”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Fortress/Centerbridge”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Position of Mr. Carlino Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and Fortress/Centerbridge Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT”

“NO RIGHTS OF APPRAISAL OR DISSENTERS’ RIGHTS”

ANNEX A—Agreement and Plan of Merger by and among the Company, Parent and Merger Sub

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of Mr. Carlino”

“SPECIAL FACTORS—Purposes and Reasons of Parent, Merger Sub and Fortress/Centerbridge”

“SPECIAL FACTORS—Position of Mr. Carlino Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and Fortress/Centerbridge Regarding the Fairness of the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“MERGER AGREEMENT”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

(f) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Lazard Frères & Co.”

ANNEX B—Opinion of Lazard Frères & Co.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Financing by Parent of Merger and Related Transactions”

“THE MERGER AGREEMENT—Financing; Our Cooperation”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of the Company’s Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination of the Merger Agreement”

“THE MERGER AGREEMENT—Termination Fees”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“SPECIAL FACTORS—Financing by Parent of Merger and Related Transactions”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT”

(b) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Share Ownership of Directors and Executive Officers”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for the Merger”

“SPECIAL FACTORS—Position of Mr. Carlino Regarding the Fairness of the Merger”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT PENN NATIONAL—Selected Financial Data”

“INFORMATION ABOUT PENN NATIONAL—Ratio of Earnings to Fixed Charges”

“INFORMATION ABOUT PENN NATIONAL—Net Book Value”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007 are incorporated by reference herein.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

“SPECIAL FACTORS—Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 21, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 21, 2007.

(a)(2)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 21, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 21, 2007.

(a)(3)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 29, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 29, 2007.

(a)(4)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 1, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 1, 2007.

(a)(5)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Schedule 14A filed with the Securities and Exchange Commission on November 1, 2007.

(a)(6)	Press Release dated June 15, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on June 15, 2007.

(b)(1)	Project Prize Commitment Letter from Deutsche Bank Securities Inc., Deutsche Bank AG, Wachovia Bank, National Association, Wachovia Bank Investment Holdings, LLC and Wachovia Capital Markets, LLC to PNG Acquisition Company Inc., dated as of June 15, 2007.*

(c)(1)	Opinion of Lazard Frères & Co., attached as Annex B to the Schedule 14A filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on November 1, 2007.

(c)(2)	Financial analysis presentation materials, dated June 15, 2007, prepared by Lazard Frères & Co., for the Board of Directors of Penn National Gaming, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2007, by and among Penn National Gaming, Inc., PNG Acquisition Company Inc. and PNG Merger Sub Inc., attached as Annex A to the Schedule 14A filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on November 1, 2007.

(d)(2)	Letter Agreement by and between Peter M. Carlino and PNG Holdings LLC Dated June 15, 2007, incorporated herein by reference to Exhibit C to Schedule 13D filed by Mr. Carlino with the Securities and Exchange Commission on June 25, 2007.

(d)(3)	Employment Agreement dated May 26, 2004 between Penn National Gaming, Inc. and Peter M. Carlino, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Penn National Gaming, Inc. for the quarter ended June 30, 2004.

(d)(4)	Form of Trust Agreement of Peter D. Carlino, Peter M. Carlino, Richard J. Carlino, David E. Carlino, Susan F. Harrington, Anne de Lourdes Irwin, Robert M. Carlino, Stephen P. Carlino and Rosina E. Carlino Gilbert, incorporated by reference to Registration Statement on Form S-1 filed by Penn National Gaming, Inc., File #33-77758, dated May 26, 1994.

(f)	Not applicable.

(g)	None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 1, 2007	PENN NATIONAL GAMING, INC.

	By:	/s/ Peter M. Carlino
Name: Peter M. Carlino
Title: Chairman and Chief Executive Officer

Dated: November 1, 2007	PNG ACQUISITION COMPANY INC.

	By:	/s/ William Doniger
Name: William Doniger
Title: Vice President

Dated: November 1, 2007	PNG MERGER SUB, INC.

	By:	/s/ William Doniger
Name: William Doniger
Title: Vice President

Dated: November 1, 2007	FIG, LLC

	By:	/s/ David Brooks
Name: David Brooks
Title: General Counsel

Dated: November 1, 2007	CENTERBRIDGE GP INVESTORS, L.L.C.

	By:	/s/ Mark Gallogly
Name: Mark Gallogly
Title: Managing Principal

Dated: November 1, 2007	PETER M. CARLINO

/s/ Peter M. Carlino

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 21, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 21, 2007.

(a)(2)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 21, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 21, 2007.

(a)(3)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 29, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 29, 2007.

(a)(4)	Preliminary Proxy Statement filed with the Securities and Exchange Commission on November 1, 2007, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 1, 2007.

(a)(5)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Schedule 14A filed with the Securities and Exchange Commission on November 1, 2007.

(a)(6)	Press Release dated June 15, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on June 15, 2007.

(b)(1)	Project Prize Commitment Letter from Deutsche Bank Securities Inc., Deutsche Bank AG, Wachovia Bank, National Association, Wachovia Bank Investment Holdings, LLC and Wachovia Capital Markets, LLC to PNG Acquisition Company Inc., dated as of June 15, 2007.*

(c)(1)	Opinion of Lazard Frères & Co., attached as Annex B to the Schedule 14A filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on November 1, 2007.

(c)(2)	Financial analysis presentation materials, dated June 15, 2007, prepared by Lazard Frères & Co., for the Board of Directors of Penn National Gaming, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2007, by and among Penn National Gaming, Inc., PNG Acquisition Company Inc. and PNG Merger Sub Inc., attached as Annex A to the Schedule 14A filed by Penn National Gaming, Inc. with the Securities and Exchange Commission on November 1, 2007.

(d)(2)	Letter Agreement by and between Peter M. Carlino and PNG Holdings LLC Dated June 15, 2007, incorporated herein by reference to Exhibit C to Schedule 13D filed by Mr. Carlino with the Securities and Exchange Commission on June 25, 2007.

(d)(3)	Employment Agreement dated May 26, 2004 between Penn National Gaming, Inc. and Peter M. Carlino, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Penn National Gaming, Inc. for the quarter ended June 30, 2004.

(d)(4)	Form of Trust Agreement of Peter D. Carlino, Peter M. Carlino, Richard J. Carlino, David E. Carlino, Susan F. Harrington, Anne de Lourdes Irwin, Robert M. Carlino, Stephen P. Carlino and Rosina E. Carlino Gilbert, incorporated by reference to Registration Statement on Form S-1 filed by Penn National Gaming, Inc., File #33-77758, dated May 26, 1994.

(f)	Not applicable.

(g)	None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 29, 2007.